Filed Pursuant to Rule 433

Registration Statement No. 333-136268

December 2, 2008

PRICING TERM SHEET FOR THE 7.125% DEBENTURES, SERIES 2008 C

Issuer:	Consolidated Edison Company of New York, Inc.

Anticipated Ratings:	A1 (Moody’s); A- (S&P); A- (Fitch)

Issue of Securities:	7.125 % Debentures, Series 2008 C due 2018

Principal Amount:	$600,000,000

Coupon:	7.125% per annum, payable June 1 and December 1, commencing on June 1, 2009

Record Dates:	May 15 and November 15

Maturity:	December 1, 2018

Treasury Benchmark:	3.75% due November 15, 2018

US Treasury Yield:	2.676%

Spread to Treasury:	+450 basis points

Re-offer Yield:	7.176%

Initial Public Offering Price:	per Debenture: 99.642%; Total: $597,852,000

Optional Redemption:	Make Whole at Treasury Rate +50 basis points

Minimum Denomination:	$1,000

Settlement Date:	December 4, 2008 (T+2)

CUSIP:	209111 EV1

Joint Book-Running Managers:	Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
UBS Securities LLC

Senior Co-Manager:	HSBC Securities (USA) Inc.

Co-Managers:	Loop Capital Markets, LLC
The Williams Capital Group, L.P.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, J.P. Morgan Securities Inc. collect at 212-834-4533 or UBS Securities LLC toll free at 1-877-827-6444, ext. 561-3884.